UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F    ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐                 No  ☒

ITEM 1—INFORMATION	CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced on October 28, 2021, that Dr. Henry “Harry” Deans gave notice that he intends to step down as the Company’s Chief Executive Officer (“CEO”) and as a member of its Board of Directors, effective October 28, 2021. A process to identify the successor of Dr. Deans as CEO will commence immediately. In the interim, a committee comprising existing management executives, namely, Chief Financial Officer, Niall Nolan, Chief Commercial Officer, Oeyvind Lindeman and Michael Schroder, CEO of Ultragas ApS Denmark, Country President and Integration Officer, will lead Navigator until such successor has joined the Company.

Attached as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated October 28, 2021

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd., dated October 28, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 28, 2021	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary